REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4 OF NATIONAL INSTRUMENT 62-103

Re: SUTCLIFFE RESOURCES LTD. (the “Issuer”)

(a)	Name and Address of Eligible Institutional Investor:

Firebird Global Master Fund, Ltd. c/o Citco Fund Services (Cayman Islands) Limited Corporate Centre West Bay Road P.O. Box 31106 SMB Grand Cayman Cayman Islands, British West Indies

(b)	Net increase or decrease in Investor’s holdings of securities since the last report:

N/A

(c)	The designation and number or principal amount of securities and the Investor’s security holding percentage in the class of securities at the end of the month for which the report is made:

The Investor reports that the aggregate number of securities of the Issuer held by the Investor and its joint actors, namely Firebird Avrora Fund, Ltd. and Firebird New Russia Fund, Ltd., at the end of February 2006 is 2,000,000 common shares and 2,000,000 warrants to acquire the same number of common shares in the share capital of the Issuer. Out of the 2,000,000 common shares and 2,000,000 warrants, 1,000,000 common shares and 1,000,000 warrants are held by the Investor, 500,000 common shares and 500,000 warrants are held by Firebird Avrora Fund, Ltd., and 500,000 common shares and 500,000 warrants are held by Firebird New Russia Fund, Ltd.

The 2,000,000 common shares held by the Investor and its joint actors represent approximately 6.07% of all outstanding common shares of the Issuer.

In addition, assuming the exercise by the Investor and its joint actors of the above- mentioned warrants to acquire additional common shares of the Issuer, the Investor’s and its joint actors’ total security holding in the share capital of the Issuer would be 4,000,000 common shares representing approximately 11.44% of the outstanding common shares of the Issuer, including the common shares deemed to be acquired pursuant to the exercise of warrants.

(d)	Number and percentage of outstanding securities referred to in paragraph (c):

(i) over which the Investor, alone or together with joint actors, has ownership and control:

See item (c ) above.

(ii) over which the Investor, alone or together with joint actors, has ownership but control is held by an entity other than the Investor or the joint actor:

N/A

(iii) over which the Investor, alone or together with joint actors, has exclusive or shared control but does not have ownership:

N/A

(e)	Purpose of acquiring or disposing of the securities:

The securities were acquired for passive financial investment purposes. The Investor and its joint actors may, from time to time, acquire additional securities of the Issuer, may continue to hold its present position or may dispose of its securities.

(f)

General nature and material terms of any agreements (“Agreements”), other than lending arrangements, with respect to the securities entered into by the Investor or any joint actor, and the Issuer or any other entity in connection with any transaction or occurrence resulting in the change of ownership or control giving rise to this report, including Agreements with respect to the acquisition, holding, disposition or voting of any the securities:

Subscription Agreements for Units entered into by each of the Investor and its joint actors, subscribing for 2,000,000 units of the Issuer on a prospectus-exempt basis. Each unit consists of one common share and one common share purchase warrant of the Issuer. Each full warrant will entitle the holder thereof to acquire one common share of the Issuer at a price of $0.75 for a period of two years following the closing date.

(g)	Names of any joint actors:

Firebird Avrora Fund, Ltd.

Firebird New Russia Fund, Ltd.

(h)	Any change in any material fact since last report:

N/A

(i)	Statement

The Investor is eligible to file this report under Part 4 of National Instrument 62-103 with respect to the Issuer.

DATED this 10th day of March, 2006.

FIREBIRD GLOBAL MASTER FUND, LTD.

Per:	(s) James Passin
Name:	James Passin
Title:	Director